82.4776

Saipem

Eni

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

[redacted]

08004225

SEC Mail Processing Section
AUG 04 2008
Washington, DC
104

Rif./Prot. SEGR/ 358
San Donato M.se, July 31, 2008

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Annual Report at December 31, 2007
- Saipem Press Release dated 16th June 2008
- Saipem Press Release dated 24th June 2008
- Saipem Press Release dated 25th June 2008
- Saipem Press Release dated 26th June 2008
- Saipem Press Release dated 30th June 2008
- Saipem Press Release dated 14th July 2008
- Saipem Press Release dated 24th July 2008
- Saipem Press Release dated 28th July 2008
- Saipem Press Release dated 29th July 2008
- Saipem Press Release dated 29th July 2008

PROCESSED
AUG 13 2008
THOMSON REUTERS

Saipem

Eni

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

Saipem

Eni

Saipem awards the contract for the construction of the deepwater field development ship FDS 2

San Donato Milanese (Milan), 16 June 2008 – Saipem has signed a turnkey contract with Samsung Heavy Industries Co. for the construction of the new deepwater field development ship FDS 2.

The overall investment for the construction of the new vessel, including the vertical J-lay tower, is approximately € 380 million. Construction will take approximately 36 months.

The new ship, to be built in Koje shipyard in South Korea, will allow Saipem to strengthen its competitive positioning in the highly technological and profitable market of deepwater field development, which is growing in the traditional areas of West Africa, Brazil and Gulf of Mexico, and is expanding in the Mediterranean Sea and South-East Asia.

Saipem FDS 2 will have a maximum length of 183 metres, a moulded breadth of 32 metres and a moulded depth of 14.5 metres and will be equipped with a vertical J-lay tower with a maximum capacity of 2,000 tons designed to J-lay sealines of up to 36" diameter, in water depths of up to 3,000 metres; she will also be capable of S-laying sealines of the same diameter. Saipem FDS 2 will be equipped with the cutting-edge DP3 dynamic-positioning system, will have a maximum transit speed of 13 knots and be able to accommodate 325 people, in compliance with the most stringent international comfort standards.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem signs the contract for the Nord Stream pipeline worth more than 1 billion Euro

San Donato Milanese (Milan), 24 June 2008– Saipem and Nord Stream AG have signed the contract for laying the Nord Stream gas pipeline, worth more than 1 billion Euro.

Nord Stream is a twin natural gas pipeline that will link Vyborg, Russia and Greifswald, Germany across the Baltic Sea. Each line is approximately 1,220 kilometres long, with a transport capacity of some 27.5 bcm per annum. Overall capacity of about 55 bcm a year will be reached when both the lines are operational.

Saipem will start the laying activities in the first months of 2010 by using two pipe laying vessels, in order to complete the laying of the first line in the first half of 2011. This is a prerequisite for first gas deliveries through the Nord Stream pipeline in 2011. The laying of the second line is scheduled in 2011 and 2012.

The present contract relates only to the sole pipelaying job, whereas negotiations with the client on shore approaches, tie-ins, rock dumping, testing and commissioning activities are still underway.

Nord Stream AG is an international joint venture which partners are: Gazprom (51%), BASF/Wintershall (20%), E.ON Ruhrgas (20%) and N.V. Nederlandse Gasunie (9%).

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776

Saipem

Eni

Saipem awarded two onshore contracts worth 580 million euro

San Donato Milanese (Milan), 25 June 2008 – Saipem has been awarded two new onshore lump-sum contracts in Kuwait and Angola for a total value of about 580 million euro.

Kuwait

Saipem has been awarded by Kuwait Oil Company (KOC) the Lump Sum Turnkey EPC contract to build the Gas Booster Station 160 located in Southeast Kuwait.

The work covers the engineering, procurement, construction and commissioning of a new gas booster station delivering 250 million cubic feet of gas per day, consisting of two identical single-stage trains for gas compression and dehydration. The gas will be subsequently conveyed to the existing Mina Al Ahmadi refinery. The project is due to be completed in mid 2011.

Angola

The second contract has been awarded by Bechtel Overseas Corporation to the PLNG consortium led by Petromar, a Saipem subsidiary, for the construction of the containment systems as part of the overall project for the construction of a single-train liquefied natural gas (LNG) plant, along with storage and marine loading facilities, close to the town of Soyo, Republic of Angola. The scope of work comprises the construction of 5 tanks (2 LNG, 1 propane, 1 butane and 1 condensate) with capacity ranging between 59,000 and 159,000 cubic metres.

Petromar will be the leader of the consortium by ensuring the overall management of the project and providing technical support to the partners and will also be in charge of the erection of the external components of the LNG, propane, butane and condensate tanks. The overall construction works will be completed within 47 months.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776

Saipem

Eni

Saipem awarded new onshore drilling contracts worth approximately USD 1.1 billion

San Donato Milanese (Milan), 26 June 2008 – Saipem has been awarded new onshore drilling contracts worth a total value of approximately USD 1.1 billion.

The contracts have been assigned to Saipem by various oil companies and encompass the charter of 32 onshore rigs of different power capacities, 13 of which are new-built units, for drilling activities in South America (mainly Venezuela and Peru) and in Ukraine.

The contracts will have an average life of one year for the nineteen existing units , and nearly five years for the 13 new-built units.

Drilling activities related to new contracts will commence at the expiry date of the current contracts for the existing rigs, which will be between the third quarter of 2008 and the second quarter of 2009; for the new-built units, activities will commence once the rigs are completed, which will be between the fourth quarter of 2008 and the first quarter of 2009.

The estimated overall investment for the construction of the new units is approximately USD 300 million.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776

Saipem

Eni

Giulio Bozzini appointed CFO at Saipem

San Donato Milanese (Milan), 30 June 2008 – Saipem announces that, effective 1st August 2008, Giulio Bozzini, presently Senior Vice President for Strategies and Development at Saipem and Chairman and CEO at Snamprogetti, will be appointed as new Chief Financial Officer at Saipem. Giulio Bozzini will replace Alessandro Bernini, who will leave the company, taking up his new position as CFO at Eni.

Saipem thanks Alessandro Bernini for his important professional and personal contribution to Saipem over his many years with the company.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776

Saipem

Eni

The Board of Directors approves the Merger by incorporation of Snamprogetti

San Donato Milanese (Milan), 14 July 2008 - The Board of Directors of Saipem S.p.A. today resolved that Snamprogetti, Saipem Projects and Ecos S.r.l. (all companies fully owned, directly and indirectly, by Saipem) are to be merged into Saipem S.p.A., in accordance with the scheme approved by the same Board on May 13, 2008.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded new onshore contracts in Saudi Arabia and Nigeria worth approximately 1.6 billion euro

San Donato Milanese (Milan), 24 July 2008 – Saipem has been awarded new orders in the onshore worth a total of approximately 1.6 billion euro in Saudi Arabia and Nigeria.

The Saudi Arabian company Saudi Aramco has awarded Saipem the lump sum turn key contract for package N° 1 of the Manifa Central Processing Facilities (CPF) project, in the frame of the Manifa Field Development Program to increase the production capacity of the Kingdom of Saudi Arabia by 900,000 bbls/day. The Manifa Field is located approximately 200 kilometres north of Dhahran, Saudi Arabia.

The contract encompasses the EPC (engineering, procurement and construction) of three gas/oil separation trains (GOSP) with a capacity of 300,000 daily bbl each, gas dehydration, crude inlet manifolds and the flare gas system.

Saipem has been awarded additional works related to projects already ongoing in Nigeria. The client requested additional activities not originally included in the initial scope of work.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

82.4776

Saipem

Eni

Saipem wins €2.8 billion euro contract in Algeria entering the LNG sector

San Donato Milanese (Milan), 28 July 2008 – Saipem has been awarded a new onshore contract in Algeria worth approximately € 2.8 billion.

The Algerian oil company Sonatrach has awarded Saipem/Snamprogetti, in a joint venture with Chiyoda, the lump sum turn key contract for the new Arzew LNG Train (GL3Z) project. The contract encompasses the EPC (engineering, procurement and construction) of a single-train gas liquefaction (LNG) plant, with a capacity of 4.7 million tonnes of LNG per annum, to be constructed near the Algerian city of Arzew, about 400 kilometres west of Algiers.

This is the first time that Saipem has been named as the main contractor of a large gas liquefaction (LNG) plant, asserting its reputation as an integrated player, capable of managing large and complex turnkey projects in the high tech market of the LNG sector.

The works for the new Arzew LNG Train (GL3Z) will be completed by the end of 2012.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Via Martiri di Cefalonia 67
Fully paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard: +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem:
Board of Directors approves six-month report at June 30, 2008

- **Overall net profit for the first half of 2008 amounted to Euro 501 million.**
- **Adjusted net profit for the first half of 2008 amounted to Euro 321 million, representing a 34% increase compared to the first half of 2007.**
- **Adjusted net profit for the second quarter of 2008 amounted to Euro 174 million, up 26% compared to the second quarter of 2007.**
- **New contracts won during the first half of 2008 amounted to Euro 5,471 million. The backlog at June 30, 2008 stood at Euro 16,191 million, up 5.2% compared to 31 December 2007.**
- **Investments in the first half of 2008 amounted to Euro 979 million, compared to Euro 513 million in the same period of 2007.**

San Donato Milanese, July 29, 2008 The Board of Directors of Saipem S.p.A. today reviewed the Saipem Group consolidated six-month report at June 30, 2008, which has been prepared in compliance with the International Financial Reporting Standards and which is subject to a limited audit. The report is subject to the company Statutory Auditors and Independent Auditors.

(million euro)

Q2 2007[(1)]	Q1 2008	Q2 2008	Q2 08 vs Q2 07		H1 2007[(1)]	H1 2008	H1 08 vs H1 07
2,438	2,236	2,383	-2.3	Revenues	4,523	4,619	2.1
222	230	259	16.7	Operating profit	394	489	24.1
138	147	174	26.1	Adjusted net profit	240	321	33.8
138	327	174	26.1	Net profit	240	501	108.8
204	228	256	25.5	Adjusted cash flow	374	484	29.4
264	422	557	111.0	Investments	513	979	90.8
2,493	2,255	3,216	29.0	New contracts	4,781	5,471	14.4

(1) *figures restated to reflect the effects of disposals of Camom, Haldor Topsøe and GTT and the classification of Fertinitro under "Net assets available for sale".*

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the second quarter of 2008 amounted to Euro 557 million (Euro 264 million in the second quarter of 2007) mainly related to:

- Euro 195 million in the Offshore sector relating to the construction of a new pipe lay vessel, the conversion of a tanker into an FPSO unit due to operate for Sonangol P&P in Angola, the development of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, and maintenance and upgrading of the existing asset base;
- Euro 303 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, an ultra deepwater drillship and two jack-ups, in addition to maintenance and upgrading of the existing asset base;
- Euro 45 million in the Onshore Drilling sector for the upgrading of existing assets and the construction of six rigs, for which long-term contracts have already been secured;
- Euro 14 million in the Onshore sector for maintenance and upgrading of the existing asset base.

Investments in the first half of 2008 amounted to Euro 979 million, versus Euro 513 million in the first half of 2007. On May 16, 2008, the floating production storage and offloading vessel FPSO Mystras, which had a book value of Euro 41 million, was sold to the Client, who exercised a purchase option.

During the quarter, as was previously announced, the turnkey contract for the construction of the Saipem FDS 2 deepwater field development ship was assigned to Samsung Heavy Industries Co.. The overall investment will amount to approximately Euro 380 million. The new ship will be constructed at the Koje shipyard in South Korea, over a period of approximately 36 months.

Net financial debt at June 30, 2008 amounted to Euro 1,923 million, representing an increase of Euro 229 million against December 31, 2007. This increase was due to the H1 investment campaign and the distribution of dividends, which were partly offset by the cash flow for the period, the proceeds from the disposal of GTT, the improvement in working capital, and the sale of the FPSO vessel Mystras.

New contracts and backlog

During the second quarter of 2008, Saipem was awarded contracts amounting to Euro 3,216 million (compared to Euro 2,493 million in the second quarter of 2007).

New contracts awarded to the Saipem Group during the first half of 2008 amounted to Euro 5,471 million (Euro 4,781 million in the first half of 2007).

The backlog of the Saipem Group at June 30, 2008 stands at a record level of Euro 16,191 million.

In July 2008, Saipem was awarded additional orders in the Onshore sector amounting to Euro 4.4 billion.

Disposal of non-core assets

As previously announced, during the half year, the sale of the 30% holding in Gaztransport & Technigaz S.A. ("GTT") was finalized for a price of €310 million. Meanwhile, negotiations for the disposal of the 20% holding in Fertinitro are progressing.

Management outlook for 2008

Market conditions in all of the sectors in which the Saipem Group operates are expected to remain favourable for the rest of 2008.

Global spending by the oil industry is also expected to remain high in the medium term, enabling an increase in oil and gas production to meet expected growth in demand.

In light of this positive market scenario, Saipem has set itself the objective of combining rapid growth in order to strengthen its market position with financial results that compare favourably with those of its peers.

Following additional initiatives in the Onshore Drilling sector, the purchase of a tanker for conversion into an FPSO vessel and the enhancement of the firing line of the Saipem 7000 to allow the vessel to lay pipelines in depths of up to 3,000 metres, investments in 2008 are expected to amount to approximately Euro 1.9 billion.

With regard to financial performance, the devaluation of the US dollar - the currency in which approximately 70% of revenues are denominated – has had a negative impact on results due to the translation into Euro of revenues and profits originally denominated in US dollars. Both in terms of contracts in the backlog that have already been hedged and those to be awarded, Saipem's average Euro/US dollar exchange rate is now expected, following further devaluation of the US dollar, to average 1.46 for the full year 2008. In 2007 this stood at 1.34 while the estimate at the beginning of the year was 1.41 for 2008. This will negatively impact 2008 revenues by approximately Euro 600 million (versus Euro 400 million estimated at the beginning of the year) and operating profit by approximately Euro 60 million (versus Euro 40 million estimated at the beginning of the year).

This notwithstanding, 2008 revenues are expected to be in the region of Euro 10 billion, versus Euro 9.3 billion in 2007, with an increase in revenues in the second half of the year with respect to the first half, particularly in the Onshore sector. Furthermore, the positive development of the contracts under execution supports and confirms management's expectations of an improvement of at least 20% in operating income and net profit with respect to the 2007 adjusted figures.

2008 Stock Option Scheme

In accordance with the AGM resolution of April 28, 2008 and at the proposal of the Compensation Committee, the Board of Directors approved the implementation of the 2008 Stock Option Plan, whose details are within the press release that is about to be issued in compliance with the statement pursuant to article 84 bis of the Consob Issuers Regulation.

In line with international best practice and with the indications of the Corporate Governance Committee of Borsa Italiana, which recommends the separation of the roles of Chairman and Chief Executive Officer (CEO), **Saipem S.p.A. Board of Directors has appointed the Director Marco Mangiagalli as Chairman, replacing Pietro Franco Tali who maintains his position as CEO and is also appointed Deputy Chairman.**

Giulio Bozzini has been appointed CFO and Senior Manager in charge of preparing the Company's financial reports as of August 1, 2008.

This press release containing the consolidated results for the first half of 2008 (subject to a limited audit) constitutes the interim report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the valuation and measurement criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with article 6 of EC Regulation No. 1606/2002 of the European Parliament and of the Council of 19 July 2002. Data pertaining to the income statement refers to the first and second quarters and the first half of 2008 and to the second quarter and first half of 2007. Balance sheet data refers to June 30, 2008 and December 31, 2007. The financial tables are presented in the same format as those contained in the six-month report and the annual Financial Report.

Saipem's Chief Financial Officer, Mr Alessandro Bernini is the senior manager in charge of preparing the company's financial reports. He attests, pursuant to article 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release fully matches the accounting records, books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

Q2 2007	Q1 2008	Q2 2008	Q2 08 vs Q2 07		H1 2007	H1 2008	H1 08 vs H1 07
880	856	885	0.6	Revenues	1,723	1,741	1.0
(731)	(703)	(723)	- 1.1	Expenses	(1,453)	(1,426)	- 1.9
(36)	(39)	(42)	16.7	Depreciation and amortisation	(73)	(81)	11.0
113	114	120 (1)	6.2	Operating profit	197	234 (1)	18.8
16.9	17.9	18.3		EBITDA %	15.7	18.1	
12.8	13.3	13.6		EBIT %	11.4	13.4	
816	1,581	1,838		New contracts	1,881	3,419	

(1) includes capital gain of Euro 2 million from the sale of the FPSO vessel Mystras

The backlog as at June 30, 2008 amounted to Euro 5,842 million, of which Euro 1,842 million is due to be realized in 2008.

- Revenues for the first half of 2008 amounted to Euro 1,741 million, which is in line with the figure for the same period of 2007.

- Operating profit for the first half of 2008 amounted to Euro 234 million, equal to 13.4% of revenues, versus Euro 197 million, equal to 11.4% of revenues, in the first half of 2007. This increase in margin is attributable to improved contract conditions and strong operational performance.

- The most significant orders awarded in the second quarter include:

– for Nord Stream AG (international joint venture formed by Gazprom, BASF/Wintershall, E.ON Ruhrgas and N.V. Nederlandse Gasunie), the Nord Stream contract involving the laying of a gas pipeline composed of two parallel pipes that will link Vyborg in Russia with Greifswald in Germany across the Baltic sea;
– for Burullus Gas Company, the Sequoia EPIC contract in Egypt, comprising the engineering, procurement, installation, and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline;
– for Total E&P Angola, the Block 17 EPIC contract, in Angola, consisting of exporting gas from Block 17 gas for injection into two oil depleted reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform.

Onshore:

(million euro)

Q2 2007[(1)]	Q1 2008	Q2 2008	Q2 08 vs Q2 07		H1 2007[(1)]	H1 2008	H1 08 vs H1 07
1,379	1,173	1,269	- 8.0	Revenues	2,452	2,442	- 0.4
(1,307)	(1,102)	(1,186)	- 9.3	Expenses	(2,323)	(2,288)	- 1.5
(9)	(12)	(11)	22.2	Depreciation and amortisation	(19)	(23)	21.1
63	59	72	14.3	Operating profit	110	131	19.1
5.2	6.1	6.5		EBITDA %	5.3	6.3	
4.6	5.0	5.7		EBIT %	4.5	5.4	
1,510	464	591		New contracts	2,607	1,055	

(1) *figures have been restated to reflect the effects of the disposals of Camom and Haldor Topsøe.*

The backlog as at June 30, 2008 amounted to Euro 5,616 million, of which Euro 2,516 million is due to be realised in 2008.

- Revenues for the first half of 2008 amounted to Euro 2,442 million, which was in line with the figure for the first half of 2007.

- Operating profit for the first half of 2008 amounted to Euro 131 million, versus Euro 110 million in the first half of 2007, with the margin on revenues rising from 4.5% to 5.4%. This increase in margin is attributable to higher operational efficiency and improved contractual rates.

- The most significant orders awarded in the second quarter include:

– for Kuwait Oil Company (KOC), the EPC contract in Kuwait, which covers the engineering, procurement, construction and commissioning of a new gas booster station consisting of two trains for gas compression and dehydration. The gas will be subsequently conveyed to the existing Mina Al Ahmadi refinery;

– for Bechtel Overseas Corporation, the contract for the construction of the containment systems as part of the overall project for the construction of a liquefied natural gas (LNG) plant and related facilities, close to the town of Soyo, Republic of Angola.

Offshore Drilling

(million euro)

Q2 2007	Q1 2008	Q2 2008	Q2 08 vs Q2 07		H1 2007	H1 2008	H1 08 vs H1 07
105	117	121	15.2	Revenues	203	238	17.2
(56)	(57)	(58)	3.6	Expenses	(108)	(115)	6.5
(15)	(17)	(15)	-	Depreciation and amortisation	(30)	(32)	6.7
34	43	48	41.2	Operating profit	65	91	40.0
46.7	51.3	52.1		EBITDA %	46.8	51.7	
32.4	36.8	39.7		EBIT %	32.0	38.2	
72	131	82		New contracts	144	213	

The backlog as at June 30, 2008 amounted to Euro 3,446 million, of which Euro 222 million is due to be realised in 2008.

- Revenues for the first half of 2008 amounted to Euro 238 million, up 17.2% on the same period of 2007, attributable mainly to increased activity by the semi-submersible platforms Scarabeo 4 and Scarabeo 6, as well as to higher contractual rates.

- Operating profit for the first half of 2008 amounted to Euro 91 million, versus Euro 65 million in the first half of 2007, with the margin on revenues rising from 32% to 38%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- The most significant orders awarded in the second quarter include:

– exercise by Total of the second 12-month option for the use of Saipem 10000 in Angola

- Vessel utilisation in the first half of 2008 was as follows:

Vessel	***June 2008 - days***		***2008 - days***
	under contract	***idle***	***expected to be idle***
Semi-submersible platform Scarabeo 3	182	–	–
Semi-submersible platform Scarabeo 4	182	–	77 a
Semi-submersible platform Scarabeo 5	182	–	92 a
Semi-submersible platform Scarabeo 6	182	–	–
Semi-submersible platform Scarabeo 7	182	–	92 a
Drillship Saipem 10000	182	–	–
Jack-up Perro Negro 2	182	–	16 a
Jack-up Perro Negro 3	35	147 a	147 a
Jack-up Perro Negro 4	182	–	–
Jack-up Perro Negro 5	166	16 a	31 a

a = the vessel underwent / is expected to undergo class reinstatement works.

Onshore Drilling:

(million euro)

Q2 2007	Q1 2008	Q2 2008	Q2 08 vs Q2 07		H1 2007	H1 2008	H1 08 vs H1 07
74	90	108	45.9	Revenues	145	198	36.6
(56)	(63)	(75)	33.9	Expenses	(111)	(138)	24.3
(6)	(13)	(14)	133.3	Depreciation and amortisation	(12)	(27)	125.0
12	14	19	58.3	Operating profit	22	33	50.0
24.3	30.0	30.6		EBITDA %	23.4	30.3	
16.2	15.6	17.6		EBIT %	15.2	16.7	
95	79	705		New contracts	149	784	

The backlog as at June 30, 2008 amounted to Euro 1,287 million, of which Euro 239 million is due to be realised in 2008.

- Revenues for the first half of 2008 amounted to Euro 198 million, representing a 36.6% increase compared to the same period of 2007, due mainly to the start of operations of new rigs in South America.

- Operating profit for the first half of 2008 amounted to Euro 33 million, versus Euro 22 million in the first half of 2007, with the margin on revenues rising from 15.2% to 16.7%. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates.

- The most significant orders awarded in the second quarter include:

– the lease of 32 rigs of various power capacities (13 of which are new-built) in Venezuela, Peru, Ecuador and the Ukraine.

- The average utilisation of rigs in the first quarter of 2008 stood at 98.9% (96.8% in 2007). Rigs were located as follows: 21 in Venezuela, 13 in Peru, 10 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 2 in Italy, 2 in Brazil, 1 in Trinidad & Tobago, 1 in Ecuador and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 3 by the joint-venture company SaiPar and 2 in Kazakhstan.

Attachments:

- reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow;
- in connection with the disposals of *Camom, Haldor Topsøe and GTT, and the reclassification of Fertinitro to "Net assets available for sale"*: the data used for preparing the restatements.

DATA PERTAINING TO CAMOM, HALDOR TOPSØE, GTT AND FERTINITRO ELIMINATED FROM COMPARATIVE DATA FOR RESTATEMENT PURPOSES

(million euro)

Q1 2007	Q2 2007		H1 2007	2007
105	107	Revenues	212	212
7	8	Operating profit	15	15
13	15	Net profit	28	45
15	18	Cash flow	33	50
3	5	Investments	8	8
80	86	New contracts	166	166

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2007		June 30, 2008	
Net tangible assets		3,562		4,291
Net intangible assets		750		750
		4,312		5,041
- Offshore	2,114		2,357	
- Onshore	484		480	
- Offshore Drilling	1,395		1,802	
- Onshore Drilling	319		402	
Financial investments		47		35
Non-current assets		**4,359**		**5,076**
Net current assets		**(402)**		**(457)**
Net assets available for sale and associated net financial debt		**203**		**80**
Employee termination indemnities		**(167)**		**(172)**
CAPITAL EMPLOYED		**3,993**		**4,527**
Shareholders' equity		**2,295**		**2,598**
Minority interest		**4**		**6**
Net debt		**1,694**		**1,923**
COVER		**3,993**		**4,527**
Leverage (net debt/shareholders' equity)		**0.74**		**0.74**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED
BY
NATURE OF EXPENSES

(million euro)

Q2 2007 (*)	Q1 2008	Q2 2008		H1 2007 (*)	H1 2008
2,545	2,236	2,383	Operating revenues	4,735	4,619
3	3	(**) 4	Other revenues and income	5	(**) 7
(1,904)	(1,590)	(1,711)	Purchases, services and other costs	(3,520)	(3,301)
(345)	(338)	(335)	Payroll and related costs	(672)	(673)
299	**311**	**341**	**GROSS OPERATING PROFIT**	**548**	**652**
(69)	(81)	(82)	Amortisation, depreciation and write-downs	(139)	(163)
230	**230**	**259**	**OPERATING PROFIT**	**409**	**489**
(27)	(25)	(24)	Financial expenses	(57)	(49)
15	2	(***) 8	Income from investments	28	(***) 10
218	**207**	**243**	**INCOME BEFORE INCOME TAXES**	**380**	**450**
(64)	(60)	(66)	Income taxes	(111)	(126)
154	**147**	**177**	**INCOME BEFORE MINORITY INTEREST**	**269**	**324**
(1)	–	(3)	Minority interest	(1)	(3)
153	**147**	**174**	**ADJUSTED NET PROFIT**	**268**	**321**
–	185	–	Capital gain from the disposal of non-core assets	–	185
–	(5)	–	Tax charge	–	(5)
153	**327**	**174**	**NET PROFIT**	**268**	**501**
222	**408**	**256**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**407**	**664**

(*) data not restated
(**) includes capital gain of Euro 2 million from the sale of the FPSO vessel Mystras
(***) includes Euro 5 million relating to the capital gain from the sale of a minority interest and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.

CONSOLIDATED INCOME STATEMENT RECLASSIFIED
BY
FUNCTION OF EXPENSES

(million euro)

Q2 2007 (*)	Q1 2008	Q2 2008		H1 2007 (*)	H1 2008
2,545	2,236	2,383	Operating revenues	4,735	4,619
(2,216)	(1,916)	(2,035)	Production costs	(4,135)	(3,951)
(8)	(15)	(9)	Idle costs	(22)	(24)
(33)	(28)	(28)	Selling expenses	(59)	(56)
(8)	(3)	(3)	Research and development costs	(13)	(6)
(2)	2	(**) (3)	Other operating expenses, net	(2)	(**) (1)
278	**276**	**305**	**CONTRIBUTION FROM OPERATIONS**	**504**	**581**
(48)	(46)	(46)	General and administrative expenses	(95)	(92)
230	**230**	**259**	**OPERATING PROFIT**	**409**	**489**
(27)	(25)	(24)	Financial expenses	(57)	(49)
15	2	(***) 8	Income from investments	28	(***) 10
218	**207**	**243**	**INCOME BEFORE INCOME TAXES**	**380**	**450**
(64)	(60)	(66)	Income taxes	(111)	(126)
154	**147**	**177**	**INCOME BEFORE MINORITY INTEREST**	**269**	**324**
(1)	–	(3)	Minority interest	(1)	(3)
153	**147**	**174**	**ADJUSTED NET PROFIT**	**268**	**321**
–	185	–	Capital gain from the disposal of non-core assets	–	185
–	(5)	–	Tax charge	–	(5)
153	**327**	**174**	**NET PROFIT**	**268**	**501**
222	**408**	**256**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**407**	**664**

(*) data not restated
(**) includes capital gain of Euro 2 million from the sale of the FPSO vessel Mystras
(***) includes Euro 5 million relating to the capital gain from the sale of a minority interest and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q2 2007	Q1 2008	Q2 2008		H1 2007	H1 2008
153	327	174	Group net income	268	501
1	–	3	Third party income	1	3
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
(65)	(104)	80	Depreciation, amortisation and other non monetary items	(141)	(24)
152	(2)	167	Variation in working capital relating to operations	348	165
241	**221**	**424**	**Net cash flow from operations**	**476**	**645**
(269)	(422)	(557)	Investments in tangible and intangible assets	(521)	(979)
2	280	43	Disposals	3	323
(26)	**79**	**(90)**	**Free cash flow**	**(42)**	**(11)**
(6)	(14)	–	Buy-back of treasury shares	(6)	(14)
(126)	–	(192)	Cash flow from share capital and reserves	(126)	(192)
(1)	(6)	(6)	Effect of exchange rate differences and other changes on net debt	(5)	(12)
(159)	**59**	**(288)**	**Variation in net debt**	**(179)**	**(229)**
1,437	**1,694**	**1,635**	**Net debt at beginning of period**	**1,417**	**1,694**
1,596	**1,635**	**1,923**	**Net debt at end of period**	**1,596**	**1,923**

Saipem

Eni

Statement pursuant to article 84 bis of the Consob Issuers Regulation

The Saipem Board of Directors implements the 2008 Stock Option Plan

San Donato Milanese, 29 July 2008 – As proposed by the Compensation Committee, the Board of Directors has finalised implementation of the 2008 Stock Option Plan, executing the Shareholders' Resolution of 28 April 2008. Consistent with previous plans introduced by Saipem, this plan is intended to provide incentives and enhance loyalty among managers occupying positions with the greatest impact on results, and to ensure that the interests of the beneficiaries of the plan are in line with the creation of shareholder value.

The stock option plan is being implemented through the buy-back of up to 1,700,000 ordinary shares on the Italian automated equities trading market, Mercato Telematico Azionario, for an amount of not more than €58 million, as authorised at the Shareholders' Meeting on 28 April 2008.

The Shareholders' Meeting also conferred full powers on the Board of Directors to implement the Plan, including determination of the share purchase price, identification of beneficiaries, determination of the number of options to be granted, approval of the relevant regulations and a mandate authorising the Chief Executive Officer to implement the Plan, determining the number of options to be granted to each beneficiary.

Consequently the Board of Directors has:

- identified the beneficiaries of the 2008 Stock Option Plan as 93 among whom are the Chief Executive Officer and the Chief Operating Officer of Saipem S.p.A, who have been granted 131,000 options and 63,000 options respectively, the Chief Executive Officer of the subsidiary Saipem sa, with 63,000 options, and the General Manager of Saipem S.p.A.,

Saipem

Eni

with 30,500 options;

- set at 1,339,000 the overall number of stock options to be assigned (1,051,500 to 89 managers of strategic interest of which 9 managers – listed in the enclosed table as category "a" – having regular access to sensitive information and the powers to take managerial decisions that can affect Saipem's evolution and future prospects) and equivalent to 0.3 % of the share capital.;
- approved the relevant regulations and conferred full powers on the Chief Executive Officer to implement the Plan, determining the number of stock options to be granted to each beneficiary;
- set the exercise price at € 25.872, calculated as the higher of the official average share price recorded on the Telematic Stock Market of Borsa Italiana S.p.A. (the Italian Stock Exchange) for the month preceding the date of Stock Option allocation (today) and the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation.

Assignees bear the full purchase price, as the plan does not provide for any reductions or concessions. A percentage of allocated options will be exercised as determined by the Board of Directors based on the achievement of the TSR performance of the Saipem share versus its six main international competitors by market capitalization over the three-year vesting period. Individual stock allocations range from 1.5 to 4.5 times gross annual remuneration, depending on managerial category, while options can be exercised three years after allocation – four years for managers resident in France – for a maximum subsequent period of three years. Options are personal and cannot be disposed of or transferred, although, once purchased, stock can be disposed of without restriction.

Saipem

Eni

The official stock market price of the underlying shares at the option grant date (29 July 2008) was € 25.10.

Details regarding the 2008 Stock Option Plan are set out in the Information Document drawn up pursuant to art. 84 bis of the Issuers Regulation published on 3 April 2008.

Attachment: Table no. 1 of model 7 of Attachment 3A of Regulation no. 11971/1999

Internet site: www.saipem.eni.it
Switchboard: +39-025201
Shareholder information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)
Relations with institutional investors and financial analysts:
Telephone: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

TABLE 1

(Attachment 3A Issuers Regulation)

Name or category	Position	FORM 2 – Stock options – **Section 2** New option grants as decided by the body responsible for implementing the shareholders' resolution						
		Date of share-holders' resolution	Description instrument	Number of financial instruments underlying option grants for each beneficiary or category	Date of grant by Board of Directors	Exercise price (Euro)	Fair value of underlying financial instruments at grant date (Euro)	Option maturity
Pietro Franco Tali	Chief Executive Officer	28 April 2008	Saipem Ordinary Share Purchase Rights	131,000	29.7.2008	25.872	25.10	29.7.2014
Hugh James O'Donnell	Chief Operating Officer	28 April 2008	Saipem Ordinary Share Purchase Rights	63,000	29.7.2008	25.872	25.10.	29.7.2014
Jacques Yves Léost	Chief Executive Officer Saipem S.a.(Saipem Director)	28 April 2008	Saipem Ordinary Share Purchase Rights	63,000	29.7.2008	25.872	25.10.	29.7.2015
Yves Inbona	General Manager	28 April 2008	Saipem Ordinary Share Purchase Rights	30,500	29.7.2008	25.872	25.10	29.7.2014
Managers Category a) (no. 9)	-	28 April 2008	Saipem Ordinary Share Purchase Rights	220,000	29.7.2008	25.872	25.10	29.7.2014
Managers of strategic interest (no. 80)	-	28 April 2008	Saipem Ordinary Share Purchase Rights	831,500	29.7.2008	25.872	25.10	29.7.2014 (29.7.2015 for managers resident in French)

END

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